FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to __________________

Commission file number 000-29630

Shire Pharmaceuticals Inc. 401(k) Savings Plan

Full title of the plan and the address of the plan, if different from that of the issuer named below

Shire plc
Jersey (Channel Islands)
5 Riverwalk, City West Business Campus
Dublin, 24
Republic Of Ireland

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Shire US Holdings, Inc.
401(k) Savings Plan
(the plan formerly known as
Shire Pharmaceuticals Inc. 401(k) Savings Plan)
Financial Statements as of and for
the Years Ended December 31, 2013 and 2012,
 Supplemental Schedules as of and for the Year Ended December 31, 2013,
and Report of Independent Registered Public Accounting Firm

SHIRE US HOLDINGS, INC. 401(k) SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4–14
SUPPLEMENTAL SCHEDULES
Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2013	15
Form 5500, Schedule H, Line 4a – Delinquent Participant Contributions for the year ended December 31, 2013	16

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of
Shire US Holdings, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Shire US Holdings, Inc. 401(k) Savings Plan (the “Plan”), formerly known as Shire Pharmaceuticals Inc. 401(k) Savings Plan, as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets (held at end of year) as of December 31, 2013, and delinquent participant contributions for the year ended December 31, 2013 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Fischer Cunnane & Associates LTD
Fischer Cunnane & Associates Ltd
Certified Public Accountants
West Chester, Pennsylvania
June 24, 2014

SHIRE US HOLDINGS, INC. 401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS:

Investments − at fair value:
Interest-bearing cash	$1,630,829	$1,285,178
Collective investment fund	25,162,775	26,007,034
Mutual funds	470,462,679	351,545,293
Shire plc stock	43,453,781	30,359,039

Total investments – at fair value	540,710,064	409,196,544

Receivables:
Participant contributions	−	545
Employer contributions	3,453,826	3,623,489
Other receivable	45,172	−
Notes receivable from participants	6,938,752	6,017,431

Total receivables	10,437,750	9,641,465

Net assets available for benefits, at fair value	551,147,814	418,838,009

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(354,201)	(744,252)

NET ASSETS AVAILABLE FOR BENEFITS	$550,793,613	$418,093,757

See accompanying notes to financial statements.

SHIRE US HOLDINGS, INC. 401(K) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Additions:
Investment activity:
Net appreciation in fair value of investments	$85,913,197	$24,477,133
Interest and dividends	14,256,276	10,854,337

Total investment activity	100,169,473	35,331,470

Interest income on notes receivable from participants	249,630	216,146

Contributions:
Participant	37,588,562	35,154,731
Participant rollovers	6,885,536	8,337,611
Employer	34,266,091	33,412,389

Total contributions	78,740,189	76,904,731

Total additions	179,159,292	112,452,347

Deductions:
Benefits paid to participants	(46,361,939)	(35,943,416)
Administrative expenses	(97,497)	(52,372)

Total deductions	(46,459,436)	(35,995,788)

NET INCREASE BEFORE TRANSFER	132,699,856	76,456,559

Transfer from Shire Regenerative Medicine, Inc. (formerly Advanced BioHealing, Inc.) 401k Profit Sharing Plan	−	14,787,988

NET INCREASE	132,699,856	91,244,547

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	418,093,757	326,849,210

End of year	$550,793,613	$418,093,757

See accompanying notes to financial statements.

SHIRE US HOLDINGS, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

1.	PLAN DESCRIPTION

Effective January 1, 2013, the Shire Pharmaceuticals Inc. 401(k) Savings Plan was renamed the Shire US Holdings, Inc. 401(k) Savings Plan (hereafter the “Plan”).  The following description of the Plan provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan covering substantially all part-time and full-time employees of certain U.S. subsidiaries of Shire plc.  Effective January 1, 2013, the Plan sponsor changed its name from Shire Pharmaceuticals LLC to Shire  US Holdings, Inc.  Subsidiaries covered by the Plan as of December 31, 2013 and 2012 include Shire US Inc., Shire LLC, Shire Executive Services LLC, Shire US Manufacturing Inc., Shire Development LLC, Shire Regulatory Inc., Shire Human Genetic Therapies Inc., Shire Regenerative Medicine, Inc., Shire Pharmaceuticals Inc., and Eminent Biopharmaceutical Services, LLC (collectively, the “Company”).  All eligible employees may begin participation in the Plan after attaining 18 years of age.

Effective June 27, 2011, the Company acquired Advanced BioHealing, Inc., and renamed the business Shire Regenerative Medicine, Inc.  Advanced BioHealing Inc. sponsored the Advanced BioHealing, Inc. 401k Profit Sharing Plan (the “ABH Plan”).  Participants of the ABH Plan became participants of the Plan as of March 1, 2012.  Total net assets from the ABH Plan of $14,787,988, including notes receivable from participants of $142,262 and a receivable balance of $99,235, were merged into the Plan effective March 1, 2012.

Fidelity Management Trust Company (“Fidelity” or the “Trustee”) is the trustee and custodian of the Plan.  Fidelity Investments Institutional Operations Company Inc. is the record keeper of the Plan.   Management of the Company controls and manages the operation and administration of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is also intended as a plan described in Section 401(k) of ERISA.  In addition, because the Plan allows participants to invest pre-tax contributions in the Shire Pharmaceuticals Stock Fund (the “Shire Stock Fund”), the Plan and the stock offered thereunder are registered under the Securities Act of 1933.

Contributions — Each year, participants may defer up to 90% of eligible compensation made to pre-tax, Roth, and after-tax contributions, as defined by the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. IRC limitations for pre-tax and Roth contributions were $17,500 for 2013 and $17,000 for 2012 calendar years.  The IRC limitation for pre-tax, Roth, after-tax, and employer matching contributions was the lesser of 100% of the participant’s eligible compensation or $51,000 for 2013 and $50,000 for 2012 calendar years.  If an employee has attained age 50 before the end of the calendar year, pre-tax and Roth contributions may be made at any time throughout the year up to an additional contribution limit of $5,500 for 2013 and 2012.  Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans into the Plan.  New hires and rehires are automatically enrolled in the Plan at an initial pre-tax deferral rate of 3% of compensation.  Participants have the option at any time to increase or decrease their deferral percentage.  Employees have a 30-day window to opt out of the initial 3% deferral rate.

SHIRE US HOLDINGS, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

The Company elected to make safe harbor matching contributions in 2013 and 2012 in accordance with statutory requirements.  Participants are entitled to receive safe harbor matching contributions in an amount equal to $2.33 for each $1.00 contributed by the participant up to the first 3% of eligible compensation.  Additional discretionary amounts may be contributed at the option of the Company.  There were no discretionary contributions made in 2013 and 2012.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan, including mutual funds, a collective investment fund, and the Shire Stock Fund.  Participants who are automatically enrolled in the Plan will have their accounts initially invested in an age-appropriate Freedom K Fund; however, participants may change their investment funds at any time.  All Company contributions are invested in a portfolio of investments directed by the participant.  Contributions to the Shire Stock Fund will be limited to no more than 50% of a participant’s deferral contribution and no more than 50% of a participant’s entire balance as a whole can be invested in the Shire Stock Fund.  Only future exchanges and deferral contributions that will bring participants over a 50% deferral rate in the Shire Stock Fund or 50% of their account balance in the Shire Stock Fund are affected.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is periodically adjusted to reflect participant and Company contributions, as well as investment income or loss, withdrawals, and administrative expenses.  The administrative expenses consist mainly of loan processing fees charged to the participant’s account in which the loan applies along with investment advisory fees from the Company’s investment advisor, CapTrust.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are vested immediately in their contributions plus actual earnings thereon.  Subject to safe harbor requirements, the vesting schedule has been eliminated for all employees in active employment status as of January 1, 2004.  As a result, most employees are now 100% vested in Company matching contributions.  A five-year vesting schedule applies to employees who have terminated prior to January 1, 2004, and are not former Roberts Pharmaceutical Corp. Savings Plan participants. Participants who previously participated in the Transkaryotic Therapies, Inc.  Matched Retirement Savings Plan are subject to a five-year vesting schedule for Company matching contributions made to the Transkaryotic Therapies, Inc. Matched Retirement Savings Plan.  Additionally, participants who previously participated in the Shire Laboratories, Inc. 401(k) Profit Sharing Plan and Trust were subject to the safe harbor requirements and were immediately 100% vested in all their contributions and Company matching contributions made into the Plan.

Notes Receivable from Participants — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less.  The loans are secured by the balance in the participant’s account and bear a fixed rate of interest based on the prime interest rate plus 1%. Principal and interest are paid ratably through payroll deductions.

SHIRE US HOLDINGS, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Payment of Benefits — Upon termination of service for any reason, a participant may elect to receive the value of his or her vested account balance in a lump-sum amount or in substantially equal installments (monthly, quarterly, semi-annually or annually) over a period of time not to exceed the greater of the life expectancy of the participant or the joint and last survivor expectancies of the participant and the participant’s designated beneficiary.  The optional forms of payment include a cash distribution, a direct rollover distribution to a rollover account or a combination of the cash distribution and direct rollover distributions.

Participants with accounts transferred from the Roberts Pharmaceutical Savings and Protection Plan also may receive a distribution in the form of a single life annuity, if single, or a qualified joint and survivor annuity, if married, or one of the other optional forms of payment if elected.

Expenses of the Plan — The Company pays certain administrative expenses of the Plan or they may be paid from the forfeiture account of the Plan.  Any expenses not paid by the Company are the responsibility of the Plan.  The Company also provides certain administrative services at no cost to the Plan.

Revenue Sharing — The Plan has entered into a revenue sharing agreement with Fidelity. Under the terms of the agreement the Plan will earn revenue credits based upon the Plan’s holdings that Fidelity shall fund to the Plan quarterly.  The Plan Administrator may direct Fidelity to use amounts held in the revenue credit account to reimburse the Employer for fees and expenses associated with services provided to the Plan, or pay vendors, including Fidelity or third parties, directly. Effective January 1, 2013, amounts unused for expenses may be allocated to participant accounts in accordance with the agreement.  For plan years 2013 and 2012 Fidelity contributed $277,373 and $57,034, respectively, in revenue sharing credits to the Plan. In addition, during 2013 and 2012 the Plan used $17,580 and $36,121, respectively, of these credits to offset plan expenses.  At December 31, 2013 and 2012 the balance in the revenue sharing credit account was $282,216 and $21,087, respectively.

Forfeitures — If a participant terminates employment prior to becoming fully vested, the non-vested portion of the participant’s account, as defined by the Plan, is forfeited.  Upon the earlier of a participant receiving a distribution or incurring five consecutive one-year breaks in service, forfeitures may be used to offset Company matching contributions with respect to all remaining participants entitled to receive a matching contribution in the next plan year and each succeeding plan year, if necessary.  Forfeitures may also be used to offset Plan and recordkeeping expenses.  At December 31, 2013 and 2012 forfeited non-vested accounts totaled $46,366 and $87,013, respectively.  During the years ended December 31, 2013 and 2012, forfeited amounts were used to pay Plan recordkeeping expenses in the amount of $25,000 and $36,762, respectively.  During 2013 and 2012, employer matching contributions were reduced by $19,497 and $42,353, respectively, from forfeited non-vested accounts.

Plan Amendments —

•	Effective October 1, 2013, one investment offering was changed:
▪	The Managed Income Portfolio Class 1 fund closed and all assets were moved to The Managed Income Portfolio II Class 1 fund.

SHIRE US HOLDINGS, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

•	Effective September 4, 2013, two investment offerings were changed:
▪	The Black Rock Small Cap Growth Equity Portfolio Institutional Shares fund closed and all assets were moved to the Eagle Small Cap Growth Fund Class R5.
▪	The Perkins Small Cap Value Fund Class T was closed and all assets were moved to the Delaware Small Cap Value Fund Institutional Class.

•	Effective January 9, 2013, fifteen investment fund offerings were changed:
▪	The Fidelity Freedom Funds were closed and all assets were moved to the Fidelity Freedom K Funds representing thirteen target date funds.
▪	The Oppenheimer Developing Markets and Spartan Extended Market Index funds changed share classes, expense ratios and ticker symbols.

•	Effective January 1, 2013, the following amendments were made to the Plan:
▪
The amendment and restatement of the Basic Plan Document No.14 and its adoption agreement changing sponsorship of the Plan to Shire US Holdings, Inc. and renaming the plan as the Shire US Holdings, Inc. 401(k) Savings Plan.

•	Effective March 1, 2012, the following amendments were made to the Plan:
▪	The Fifth Amendment to the Adoption Agreement redefined contributions matched to include catch-up contributions and amended the Plan in order to accommodate the merger of the Plan with the ABH Plan.

Reclassifications — Certain reclassifications have been made to the previous period’s financial statements in order to conform to the current year’s presentation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities.  Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including common stock, mutual funds and stable value funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Cash balances may exceed federally insured limits.  During the years ended December 31, 2013 and 2012, the fair value of investments appreciated by $85,913,197 and $24,477,133, respectively, due to market volatility related to economic conditions.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and could materially affect participants’ account balances and the amounts reported in the financial statements.

SHIRE US HOLDINGS, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

Investment Valuation — The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date in an active market.  See Note 4 for discussion of fair value measurements.  Shares of the Company stock are valued at quoted market prices.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.  Common collective trust funds are stated at fair value based on the fair market value of the underlying investments held by the fund less its liabilities.  Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted to contract value.  Contract value is principal plus accrued interest.

Income Recognition — Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Credits earned during the year through the revenue sharing agreement are also included in net appreciation, see Note 1.

Management fees and operating expenses of the plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants represent loans recorded at their unpaid principal balance plus accrued interest.  Interest income generated on the notes receivable is recorded when earned and administrative expenses associated with notes receivable are expensed as incurred.  A provision for doubtful accounts has not been recorded as of December 31, 2013 or 2012.

Payment of Benefits — Benefits are recorded when paid and delinquent notes receivable from participants are treated as distributions based upon the terms of the plan document.

3.	STABLE VALUE FUND

Effective October 1, 2013, the Plan is invested in the Fidelity Managed Income Portfolio II fund (the “Fund”), which is a stable value fund that is a common collective trust.  It is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans and is managed by Fidelity.  Prior to this date the Plan was invested in the Fidelity Managed Income Portfolio fund.

The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value (“NAV”) of $1 per unit.  Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses.  The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value.  Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

SHIRE US HOLDINGS, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

In accordance with Accounting Standards Codification (“ASC”) 962 Plan Accounting – Defined Contribution Pension Plans, the stable value fund is included at fair value in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value.  The statements of changes in net assets available for benefits are presented on a contract value basis.

All investment contracts and fixed income securities purchased for the pools must satisfy the credit quality standards of Fidelity and the Plan.

The average yields for the Fidelity Managed Income Portfolio II fund as of December 31, 2013 are as follows:

Based on annualized earnings (1)	1.59%
Based on interest rate credited to participants (2)	1.14%

The average yields for the Fidelity Managed Income Portfolio fund as of December 31, 2012 are as follows:

Based on annualized earnings (1)	1.70%
Based on interest rate credited to participants (2)	1.05%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

4.	INVESTMENTS

Fair Value Measurements — The Plan follows ASC 820, which defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The categorization of each investment type within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  ASC 820 establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities at the measurement date;

•
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

SHIRE US HOLDINGS, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

•	Level 3: unobservable inputs that are supported by little or no market activity and that reflect the Plan’s own assumptions about market participants and investment prices.

Investments measured at fair value consisted of the following types of instruments as of December 31, 2013 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$1,630,829	-	-	$1,630,829
Shire plc common stock	43,453,781	-	-	43,453,781
Mutual funds:
Mid/Large Cap Stock	327,154,045	-	-	327,154,045
Fixed Income	48,914,023	-	-	48,914,023
International	55,235,575	-	-	55,235,575
Small Cap Stock	39,159,036	-	-	39,159,036
Collective investment fund	-	25,162,775	-	25,162,775
Total investments measured at fair value	$515,547,289	25,162,775	$-	$540,710,064

Investments measured at fair value consisted of the following types of instruments as of December 31, 2012 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total

Interest-bearing cash	$1,285,178	-	-	$1,285,178
Shire plc common stock	30,359,039	-	-	30,359,039
Mutual funds:
Mid/Large Cap Stock	228,391,324	-	-	228,391,324
Fixed Income	46,941,727	-	-	46,941,727
International	47,282,549	-	-	47,282,549
Small Cap Stock	28,929,693	-	-	28,929,693
Collective investment fund	-	26,007,034	-	26,007,034
Total investments measured at fair value	$383,189,510	$26,007,034	$-	$409,196,544

The valuation techniques used to measure fair value of the investments are included in Notes 2 and 3.  The described methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

SHIRE US HOLDINGS, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2013 and 2012 are as follows:

Trustee Fidelity	2013	2012

* Shire plc Common Stock Fund	$ 43,453,781	$30,359,039
Morgan Stanley Inst Mid Cap Growth I	39,277,371	28,563,139
American Funds EuroPacific Growth R5	28,499,474	22,081,426
PIMCO Total Return Institutional	28,155,384	29,792,627
* Fidelity Managed Income Portfolio	**	26,007,034
Oppenheimer Developing Markets	**	25,201,123
Allianz NFJ Dividend Value Institutional	29,591,974	23,262,471
Mainstay Large Cap Growth I	28,732,313	21,715,499
* Fidelity Freedom K 2040 Fund	30,409,692	21,434,831

* Denotes a party-in-interest
** Investment is below the 5% threshold at end of year

During the years ended December 31, 2013 and 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2013	2012

Mutual funds	$69,868,589	$28,200,408
Shire plc common stock	15,518,483	(4,016,807)
Collective investment funds	526,125	293,532
Total	$85,913,197	$24,477,133

Fair Value of Investments in Entities that Use NAV – In accordance with fair value measurements and disclosures guidance, the following table presents the category, fair value, redemption frequency, and redemption notice period for Plan investments, the fair values of which are estimated using the NAV per share as of December 31, 2013 and 2012:

December 31, 2013	Fair Value *	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Fidelity Managed Income Portfolio II (1)	$ 25,162,775	$ –	Daily	None

December 31, 2012	Fair Value *	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Fidelity Managed Income Portfolio (1)	$ 26,007,034	$ –	Daily	None

* The fair values of investments have been estimated using the net asset value of the investment.

SHIRE US HOLDINGS, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(1) The Fidelity Managed Income Portfolio II fund (the “Fund”) is comprised of investment contracts issued by insurance companies and other financial institutions, fixed income securities, and money market funds.  The Fund invests in fixed income securities which may include US Treasury and agency bonds, corporate bonds, mortgage backed securities, commercial mortgage backed securities, asset backed securities, and shares of money market funds.  The fund may also invest in futures contracts, option contracts, and swap agreements.  Participant directed withdrawals may be made on a daily basis.  Withdrawals directed by the Plan Sponsor must be preceded by twelve months written notice.  See Note 3.

5.	EXEMPT PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity.  Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Certain administrative fees have been paid through a revenue sharing agreement with Fidelity rather than direct payments, see Note 1. Fees paid by the Plan for investment management services are included as a reduction of the return earned on each fund.  In addition, the Plan invests in Shire plc Common Stock.  Shire US Holdings, Inc. is the Plan sponsor and, therefore, these transactions qualify as related party and party-in-interest transactions.  The Plan held 307,602 and 329,771 shares of the Shire Stock Fund at a fair value of $43,453,781 and $30,359,039 at December 31, 2013 and 2012, respectively.  In connection with the Shire Stock Fund, the Plan earned $170,253 and $153,984 in dividends in 2013 and 2012, respectively.  The Plan also carries notes receivable from participants, which are party-in-interest transactions.

6.	NON-EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Company remitted the following participant contribution and loan repayment to the trustee subsequent to the date required by Department of Labor (“DOL.”) Regulation 2510.3-102.

Contribution Date	Amount	Remittance Date

Payroll contributions:
December 31, 2012	$ 545	March 25, 2013

The Company filed Form 5330 with the Internal Revenue Service and paid an excise tax related to the nonexempt party in interest transactions.  The Company also calculated and remitted to the Plan an amount representing the earnings that the contributions would have earned if they had been deposited timely.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

SHIRE US HOLDINGS, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

8.	FEDERAL INCOME TAX STATUS

The Plan adopted the Fidelity Advisor Retirement Connection Premium Service Retirement prototype non-standardized profit sharing/401(k) plan.  The Fidelity Prototype received a favorable determination letter from the Internal Revenue Service (“IRS”) on March 31, 2008, and the Plan also received a favorable determination letter from the IRS, dated June 17, 2004, both stating that the Plan is qualified, under the Internal Revenue Code (“IRC”) and, therefore, the related trust is exempt from taxation.  The Plan has been amended since receiving the determination letters.  However, the Plan administrator believes that the Plan is currently designed, and being operated in, compliance with the applicable requirements of the IRC.  Therefore, they believe that the Plan was qualified, and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain positions taken, or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2013 and 2012.

	2013	2012

Net assets available for benefits per the financial statements	$550,793,613	$418,093,757
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	354,201	744,252
Net assets available for benefits per Form 5500, Schedule H Part I (line L)	$551,147,814	$418,838,009

For the years ended December 31, 2013 and 2012, the following is a reconciliation of the net increase per the financial statements to net income per the Form 5500:

	2013	2012
Net increase per the financial statements	$132,699,856	$91,244,547
Transfers of assets to this plan	-	(14,787,988)
Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(744,252)	(571,048)
Current year adjustment from fair value to contract value for fully benefit –responsive investment contracts	354,201	744,252

Net income per 5500, Schedule H, Part II (line 2d)	$132,309,805	$76,629,763

SHIRE US HOLDINGS, INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

10.	SUBSEQUENT EVENTS

Plan management has evaluated subsequent events through June 24, 2014, the date the financial statements were issued.

SUPPLEMENTAL SCHEDULES

SHIRE US HOLDINGS, INC. 401(K) SAVINGS PLAN
FORM 5500, SCHEDULE H, Line 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013 Plan # 001 EIN 22-2429994

		(c)
	(b)	Description of Investment, Including		(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Collateral, and Par or Maturity Value	Cost	Value

	CASH—
*	Fidelity Investments	Interest-bearing Cash	**	$ 1,630,829

	MUTUAL FUNDS—
	PIMCO Funds	PIMCO Total Return Institutional	**	28,155,384
	Natixis Funds	Loomis Sayles Strategic Income Y	**	17,431,741
	Allianz Funds	Allianz NFJ Dividend Value Institutional	**	29,591,974
	Mainstay	Mainstay Large Cap Growth I	**	28,732,313
	T. Rowe Price	T. Rowe Price Dividend Growth Fund	**	26,682,417
	Morgan Stanley Funds	Morgan Stanley Inst Mid Cap Growth I	**	39,277,371
	American Funds	American Funds EuroPacific Growth R5	**	28,499,474
	Delaware	Delaware Small Cap Value Institutional	**	12,710,833
	Oppenheimer Funds	Oppenheimer Developing Markets Y	**	26,736,100
	Eagle	Eagle Small Cap Growth R5	**	26,448,203
	Goldman Sachs	Goldman Sachs Mid Cap Value	**	21,892,901
*	Fidelity Investments	Fidelity Spartan Extended Mkt Index Inv	**	11,564,916
*	Fidelity Investments	Fidelity Spartan 500 Index Fund	**	24,989,460
*	Fidelity Investments	Fidelity Freedom K 2000	**	937,284
*	Fidelity Investments	Fidelity Freedom K 2005	**	151,794
*	Fidelity Investments	Fidelity Freedom K 2010	**	1,379,149
*	Fidelity Investments	Fidelity Freedom K 2015	**	4,097,406
*	Fidelity Investments	Fidelity Freedom K 2020	**	18,117,666
*	Fidelity Investments	Fidelity Freedom K 2025	**	13,834,694
*	Fidelity Investments	Fidelity Freedom K 2030	**	24,825,640
*	Fidelity Investments	Fidelity Freedom K 2035	**	25,274,889
*	Fidelity Investments	Fidelity Freedom K 2040	**	30,409,692
*	Fidelity Investments	Fidelity Freedom K 2045	**	17,632,278
*	Fidelity Investments	Fidelity Freedom K 2050	**	8,014,215
*	Fidelity Investments	Fidelity Freedom K 2055	**	837,065
*	Fidelity Investments	Fidelity Freedom Income	**	2,237,820

	CORPORATE STOCK—
*	Shire plc Common Stock	Shire plc Common Stock	**	43,453,781

	COLLECTIVE INVESTMENT FUNDS—
*	Fidelity Investments	Managed Income Portfolio II, Class 1	**	25,162,775

	PARTICIPANT LOANS—	Participant loans ranging from 1 to 15 years maturity
*	Various participants	with interest rates at 4.25% to 9.25%	-0-	6,938,752

*	Party-in-interest.
**	Cost data has been omitted for participant directed investments.

SHIRE US HOLDINGS, INC. 401(K) SAVINGS PLAN
FORM 5500, SCHEDULE H, Line 4a
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2013 Plan # 001 EIN 22-2429994

	Total That Constitute Nonexempt Prohibited Transactions

Participant Contributions	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PIE 2002-51
Transferred late to the Plan

Check here if late participant loan contributions are included: X	-	-	-	$545

Participant contribution for an employee was not remitted within the time period prescribed by D.O.L.  Regulation 2510.3-102.  A participant contribution from the December 31, 2012 paydate amounting to $545 was remitted after the 8 business day commitment listed in Shire’s funding process documents.  For additional details, please see the table in Note 6 of the Plan financial statements.

Signatures

The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on Its behalf by the undersigned hereunto duly authorized

Shire US Holdings, Inc. 401(k) Savings Plan (Name of Plan)

Date:	June 24, 2014	/s/ Ginger Gregory

/s/ Christopher A. Nicholas